iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

October 10, 2023

VIA EDGAR

Kyle Wiley

Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited (the “Company”)

Form 20-F for the Year Ended December 31, 2022 (“FY 2022 20-F”)

Filed May 11, 2023

File No. 001-38313

Dear Mr. Wiley and Ms. Gowetski:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Company’s response letter dated August 17, 2023 and FY 2022 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1.	We note your response to prior comment 2. Item16I(b) of Form 20-F requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note your response states that 8.0% of the equity interest in Anhui Myhayo is owned by Hefei New Economy Industry Development Investment Co., Ltd., which is a PRC state-owned enterprise.

The Company proposes to file an amendment to the FY 2022 20-F in response to the Staff’s comment to disclose and quantify any ownership interests held by governmental entities under Item 16I(b).

The proposed amendment is reproduced below. The Company plans to file the amendment by the end of this October or as soon as it is informed by the Staff that it does not have further comment on the proposed amendment, whichever is earlier.

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ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On June 1, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report for the fiscal year ended December 31, 2022.

As of the date of this Amendment, to our best knowledge:

(i) other than the 8.0% equity interest in Anhui Myhayo Technology Co., Ltd. (a subsidiary of the VIE incorporated in mainland China) owned by Hefei New Economy Industry Development Investment Co., Ltd. (a PRC state-owned enterprise), no governmental entities in the Cayman Islands, British Virgin Islands, Singapore, Hong Kong, or mainland China own shares of the Company or its consolidated foreign operating entities, including the VIE entities;

(ii) no governmental entities in any foreign jurisdiction have a controlling financial interest with respect to the Company or its consolidated foreign operating entities, including the VIE entities; and

(iii) none of the members of the board of directors of the Company or its consolidated foreign operating entities, including the VIE entities, is an official of the Chinese Communist Party.

In addition, none of the memorandum and articles of association (or equivalent organizing document) of the Company or its consolidated foreign operating entities, including the VIE entities, contains any charter of the Chinese Communist Party, including the text of any such charter.

If you have any questions regarding the FY 2022 20-F or the proposed amendment, please contact Mr. David Zhang, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at david.zhang@i-click.com.

Very truly yours,

By:	/s/ David Zhang
Name:	David Zhang
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP